EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Mentor Graphics Corporation:

We consent to the incorporation by reference herein of our reports dated January 22, 2004, except for Note 22, which is as of March 8, 2004, relating to the consolidated balance sheets of Mentor Graphics Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related consolidated financial statement schedule, which reports appear in the December 31, 2003 annual report on Form 10-K of Mentor Graphics Corporation.

/s/ KPMG LLP

Portland, Oregon

September 23, 2004